May 22, 2006
Ms. Sondra Stokes
Associate Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cingular Wireless LLC (the “Company”)
Form 10-K
Dear Ms. Stokes:
     Pursuant to our conference call on Thursday, May 18, 2006, we hereby submit certain clarifications to our May 8, 2006 letter as requested by the Staff of the United States Securities and Exchange Commission relating to Cingular Wireless LLC’s Form 10-K for the year ended December 31, 2005 filed on February 24, 2006.
Form 10-K
•	Dissolution of Joint Venture. The capital account deficit restoral payment of $200M was the settlement of an obligation in accordance with the original joint venture agreement with T-Mobile. Section 12.6 of that joint venture agreement provided that upon dissolution, “[i]f a Member . . . has . . . a negative balance in its Capital Account, then such Member shall contribute in cash to the capital of the Company the amount required to increase its Capital Account as of such date to zero.” The payment was made pursuant to the dissolution of the Joint venture and covered by Interest Purchase Agreement with T-Mobile. Section 2.4(a) of that agreement provided, “The parties estimate that immediately following and taking into account the Cingular Sub distribution [i.e., upon dissolution of the joint venture], SBCW’s [Cingular’s affiliate in the joint venture] Capital Account in Facilities [the joint venture] shall have a negative balance of two hundred million dollars ($200,000,000), as determined in accordance with the terms of the Facilities LLC Agreement [the joint venture agreement.] At the Closing, . . . Cingular shall cause SBCW to make a cash contribution to Facilities in the amount of two-hundred [sic] million dollars ($200,000,000), in satisfaction of its estimated Capital Account deficit restoration obligation.” In accordance with these provisions, we made a $200 million payment to T-Mobile (representing a payment to the joint venture and subsequent distribution to T-Mobile) to restore our capital account deficit as disclosed in Footnote 2 on page 95 of our December 31, 2005 Form 10-K.

•	Network Sale. In January 2005, we sold our ownership of the California/Nevada network assets to T-Mobile for approximately $2.5 billion in cash. Our basis in the network assets at the time of the sale was approximately $2.483 billion.

The Staff has requested clarification as to the nature of the $375 million difference between the $2.483 billion stated above and the $2.108 billion balance of our “Investment in GSMF” as reflected in Footnote 2 on page 99 of our December 31, 2005 10-K. The difference is primarily attributable to

$356 million of additional network-related assets sold to T-Mobile that were not part of, and had never been contributed to, the joint venture and were therefore not included in the $2.108 billion investment balance at December 31, 2004. These assets were utilized by the joint venture but not contributed by us. Other minor adjustments account for the difference in the basis of assets sold and the investment balance as of December 31, 2004.
     In responding to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings; we acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and we acknowledge that we may not assert Staff comment as a defense in any proceeding initiated by the Commission of any person under federal securities laws of the United States.
     We hope the above responses resolve the Staff’s comments. We understand that the resolution of these comments is required prior to the effectiveness of the Registration Statement on Form S-4 filed by AT&T Inc. on March 31, 2006. Any questions or comments may be communicated to the undersigned (404-236-6539) or to Philip Teske (404-236-6538).
     Please send any copies of any correspondence relating to these filings to me by facsimile at 404-236-6585 with the original by mail to 5565 Glenridge Connector, Room 1891, Atlanta, Georgia 30342.
Very truly yours,

/s/ Gregory T. Hall
Gregory T. Hall
Vice President and Controller

cc:	Robert Littlepage, Jr.
Melissa Hauber
(Securities and Exchange Commission)

Carol L. Tacker
Clarence Manning
Philip Teske
(Cingular Wireless LLC)

Chris Hamilton
Jim Havel
(Ernst & Young LLP)

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